Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE RESTATED CERTIFICATE OF INCORPORATION OF

UNITED RENTALS, INC.

Pursuant to Section 242

of the General Corporation Law

of the State of Delaware

United Rentals, Inc., a Delaware corporation (the “Corporation”), does hereby certify that the following amendment to the Restated Certificate of Incorporation filed with the Secretary of State of Delaware on March 16, 2009 (the “Charter”) has been duly approved in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

That Paragraphs A and B of Article V of the Charter be amended and restated in their entirety to read as follows:

A.  By-Laws. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, adopt, alter, amend or repeal the By-Laws of the Corporation. Any By-Laws made by the directors under the powers conferred hereby may be amended or repealed by the directors or by the stockholders. Notwithstanding the foregoing and anything contained in this Restated Certificate of Incorporation to the contrary, the By-Laws shall not be amended or repealed by the stockholders, and no provision inconsistent therewith shall be adopted by the stockholders, without the affirmative vote of holders of at least a majority of the voting power of all shares of capital stock of the Corporation entitled to vote generally for the election of directors.

B.  Amendment of the Certificate of Incorporation. Notwithstanding any other provision contained in this Restated Certificate of Incorporation and notwithstanding that a lesser percentage may be specified by law, the By-Laws or otherwise, this Article V and Articles VI, VII, VIII and IX of this Restated Certificate of Incorporation shall not be amended or repealed, and no provision inconsistent therewith or providing for cumulative voting in the election of directors shall be adopted, unless such adoption, amendment or repeal is approved by the affirmative vote of holders of at least a majority of the voting power of all shares of capital stock of the Corporation entitled to vote generally for the election of directors.

That Paragraph D of Article VI of the Charter be amended and restated in its entirety to read as follows:

D.  Removal of Directors.  Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, the directors or any director may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least a majority of the voting power of all shares of the Corporation entitled to vote thereon, voting together as a single class; provided, however, that any director who prior to the annual meeting of stockholders in 2008 was elected to a term that continues beyond the date of the annual meeting of stockholders in 2008, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all shares of the Corporation entitled to vote at an election of directors, voting together as a single class.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its duly authorized officer on this 4 day of May, 2017.

UNITED RENTALS, INC.

By	/s/ Joli L. Gross
	Name:	Joli L. Gross
	Title:	Senior Vice President, General Counsel and Corporate Secretary